UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
To
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

INFITECH VENTURES INC.
(Name of Small Business Issuer in its charter)

NEVADA	98-0335119
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

20 Lyall Avenue
Toronto, Ontario, Canada	M4E 1V9
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (416) 691-4068

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Shares of Common Stock, $0.001 Par Value
(Title of class)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 10-SB constitute "forward-looking statements". These statements, identified by words such as “plan”, "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those described in the forward-looking statements. Such risks and uncertainties include those set forth under Item 2. "Management's Discussion and Analysis or Plan of Operation" and elsewhere in this Registration Statement. We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. We advise you to carefully review the reports and documents we file from time to time with the Securities and Exchange Commission (“SEC”), particularly our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB and our current reports on Form 8-K.

As used in this Registration Statement, the terms "we", "us", "our", “Company” and “Infitech” mean Infitech Ventures Inc. unless otherwise indicated. All dollar amounts in this Registration Statement are in U.S. dollars unless otherwise stated.

PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

INTRODUCTION

We were incorporated on October 24, 2000 under the laws of the State of Nevada for the purpose of seeking business opportunities with respect to environmental technologies and products.

Our business currently revolves around the development and marketing of a proprietary, patent-pending technology (the “Wax Technology”) that uses a molten wax compound consisting of paraffin wax and resins to control, clean and remediate oil and other liquid fuel spills on land and on water. In addition, as part of our long-term business plan, we intend to pursue business opportunities in wastewater treatment solutions.

WAX PRODUCTS

We have developed and successfully tested prototypes of the Wax Technology and are in the process of refining the Wax Technology for commercial application. We intend to develop a variety of different products based on our Wax Technology for use in different applications. Once we have completed the development of our commercial products, we will proceed with the marketing stage of our business plan which involves marketing our products directly to environmental remediation contractors, insurance companies and other organizations involved in environmental clean-up activities. Although we have successfully developed and tested prototypes based on our Wax Technology, we have yet to complete the commercial development of products based on that technology. Our ability to pursue our plan of operation, as discussed below, depends upon our obtaining substantial financing, of which there is no assurance.

The Wax Technology

We entered into a Technology Transfer Agreement (the “Technology Agreement”) with the Wax Technology’s inventor, William Nelson, on May 6, 2004. Pursuant to the Technology Agreement, Mr. Nelson assigned to us all rights, title and interest to the Wax Technology, including the patent application registered by Mr. Nelson with respect to the Wax Technology. As consideration, we paid Mr. Nelson $10,000 USD and agreed to issue to Mr. Nelson 150,000 shares of our common stock, and a royalty of $0.10 CDN (approximately $0.075 USD) per pound of any products incorporating the Wax Technology produced by us. In addition, we agreed to pay Mr. Nelson a consulting fee of $1,000 CDN (approximately

$750 USD) per month for a period of twelve months to assist us with technical issues related to the manufacture, use and improvement of the Wax Technology. Due to an administrative error, the shares issuable to Mr. Nelson under the Technology Agreement were not issued until January 28, 2005. Mr. Nelson has provided us with a written acknowledgement that we are in good standing under the Technology Agreement, and as such we do not believe that we are in default of our obligations under that agreement.

The Wax Technology, invented by William Nelson, utilizes a wax compound made up of a proprietary mixture of paraffin wax and synthetic resins to control and clean oil spills on land, still bodies of water and shorelines. The wax compound is heated to a liquid state and the molten wax compound is then sprayed on top of the oil spill in a manner similar to spray painting a car. Once the wax compound comes into contact with the oil spill, whether the spill is on water or the ground, the wax instantaneously solidifies. A chemical reaction occurs as the hydrocarbon molecules present in the oil spill automatically bond with the hydrocarbon molecules present in the wax. The result is a solidified mixture that floats and which can then be easily collected. The collected wax/oil mixture can then be reprocessed and recycled, separating the oil from the wax, and reused. The Wax Technology is designed for easy use by any laborer, significantly reduces the costs and dangers associated with existing remediation methods and cleans to existing environmental standards.

Product Development and Planned Wax Applications

Currently we intend to market different formulations of the Wax Technology for use on:

•	Large and small still water, shoreline and inland water oil spills.
•	Large and small inland oil spills.
•	Industrial/commercial factory oil spills.
•	Consumer inland oil spills.

Our product development work to date has focused primarily on adjusting the formulation of the wax itself, choosing waxes of different melt points for specific applications, and experimenting with waxes with different melt points and with different methods of application. When conducting our development work, consideration is given to:

•	Expected weather conditions and season of the year.
•	Type of oil spilled (e.g. bunker, diesel, gasoline etc.).
•	Whether the spill is on land or water.
•	Method to be used to retrieve the spent solid wax/oil mixture.
•	Nature of the terrain (e.g. sandy beach vs. rocky shoreline).
•	Application method and equipment.

By varying the formulation of wax and synthetic resins and the melting point of the wax, we are able to vary the structural strength of the wax, its rigidity, its elasticity and its adhesive qualities.

Our tests have shown that paraffin waxes with a mid-range melt point and a higher ratio of resins to wax are better suited for treating oil coated beaches during summer climate conditions. The mixture is heated in a container to 350° F and sprayed onto the oil using a flare-jet nozzle 18 inches above the sand surface. Gravity feed is all that is required for this application. The resin speeds up the setting process and helps render the wax/oil residual less sticky to handle and prevents clogging in the application equipment.

When treating oil spills on still water such as lakes, ponds or tide pools, paraffin waxes having a lower range melt point and with a lower ratio of resins to wax provide better results. This wax formulation works well when used in conjunction with a synthetic mesh netting used to retrieve the wax/oil residual. A flood nozzle with a gravity feed would be used to apply this wax formulation.

When spraying cliffs or rocks, a formulation has been developed to minimize the adhesive quality of the wax. This allows the solidifying wax to flow down the face of the cliff and collect at the base, increasing the efficiency of collecting the wax/oil residual. This hot wax formulation would be sprayed on the rocks using a flare jet nozzle of 5 to 10 psi of pressure.

Heavier oils such as Bunker B or Bunker C oil require a higher pressure application to penetrate the thick viscous oil layer, regardless of whether the oil is spilled on land or water. Our tests have shown that a midrange melt point wax with a low ratio of resins to wax to be more effective in cleaning up this type of oil. This wax formulation can then be applied at increased pressures depending on the depth and viscosity of the oil layer and the ambient temperature

Prototype and Field Testing

Prototypes of our Wax Technology have been field tested in a handful of cases.

In 1974, an oil spill occurred around the shores of the ecologically sensitive Passage Island, located at the entrance to Howe Sound off the coast of British Columbia, Canada. The spilled oil occupied an area measuring approximately 450 feet long by 40 feet wide. Environment Canada commissioned Mr. Nelson to clean the shoreline of Passage Island using an early prototype of the Wax Technology. The prototype wax formulation was sprayed on the contaminated area under low tide conditions and all residual oil was removed within three days using a crew of three men. Environment Canada inspected the shoreline area after the clean up with a team of marine biologists who verified that all oil and residual wax had been removed from the area. The cleanup was conducted over a three day period with a crew of three men working 12 hours per day. The equipment used consisted of 5x50 gallon steel drums used to heat and store the wax and three small spray containers for dispensing the wax onto the oil spill. The oil spill was contained and removed from the shoreline using approximately 2,000 pounds of wax. The total cost of the clean up was approximately $2,000. In conducting the clean up at Passage Island, the following deficiencies were identified and addressed:

•
It was observed that, when applying the wax to rocks with uneven or rough surfaces, not all of the oil was removed. As a result, the wax is now applied under pressure in order to dislodge oil located in pockets and rock crevices.

•
It was observed that, when applying the wax to oil resting in tidal areas, in some cases, the wax was not fully congealed prior to the tide coming back in. We addressed this issue by adding various resins to the wax compound which has reduced the solidification time.

In 1979, Mr. Nelson conducted a demonstration of an early prototype of the Wax Technology for the U.S. Coast Guard. The demonstration was conducted on the actual Capeche Oil Spill which was caused by a crude oil pipe fracture. The demonstration was conducted in an area measuring approximately 30 feet long by 20 feet wide and removed all of the oil spilled in this area. The spill was on both water and land and was cleaned up by two men using approximately 10 gallons of wax. The oil was completely removed from the spill area within one hour. The heated wax was applied by using a steel pail to contain the wax, which was then poured over the spilled oil. The total cost of the clean up was approximately $100.

In 1981, Mr. Nelson conducted another demonstration of a prototype of the Wax Technology for the US Coast Guard in Honolulu, Hawaii. The Wax Technology was tested on a tidal waters area containing sand, rocks and water and measuring approximately 12 feet long by 5 feet wide. Mr. Nelson was able to remove all of the oil from this area using the Wax Technology prototype. The oil spill was contained and removed within one hour by Mr. Nelson and an assistant from the U.S. Coast Guard using three gallons of the Wax Technology prototype. The total cost of the field trial, including preparation time, was approximately $125.

Demonstrations of the Wax Technology were conducted for Ontario Hydro in 1989, 1990, 1992 and 1994. The tests were conducted on both land and inland waters on No. 2 fuel oil, turbine oil, lubricating oil, thermal oil, transformer oil, crude oil, bunker oil, diesel fuel and gasoline. The demonstrations were conducted at the Lennox TGS in Bath, Ontario. One of these demonstrations was used to clean up an actual oil spill over a land area measuring approximately 40 feet by 30 feet. The prototype wax formulation was successfully used to clean this area as well as machinery and staircases affected by the oil spill. This oil spill was cleaned up over a four hour period by two men using approximately 15 gallons of the Wax Technology at a cost of approximately $400. Other demonstrations were typically conducted by Mr. Nelson on areas measuring 5 feet by 10 feet over a one hour period using approximately one gallon of the Wax Technology. Each trial cost approximately $100 each.

In 1989, Mr. Nelson conducted a demonstration of the Wax Technology in the Toronto Harbour for the Toronto Harbour Commission and the Canadian Coast Guard. A mixture of diesel fuel and crude oil was spilled into a cordoned area of the harbour measuring approximately 20 feet by 15 feet. Two men using approximately five gallons of the prototype wax formulation removed the spilled oil within one hour at a cost of approximately $250. The wax compound was contained in a 15 gallon steel drum that was then heated using a propane torch. The heated wax was then poured over the spilled oil, which was then completely entrained in the wax and completely removed upon solidification.

In May of 2004, we engaged Bodycote Materials Testing Canada Inc. (“Bodycote”), an independent testing facility, to examine the effectiveness of the Wax Technology. In the Bodycote experiment, a one centimeter thick layer of crude oil was poured on top of water lying in a large bath container with a surface area of approximately 10 square feet. The hot wax compound was then poured onto the oil surface until the entire surface area had been covered. According to Bodycote’s results, the molten wax compound absorbed approximately 40% of its own weight in crude oil. As the layer of spilled oil was relatively thin, pouring the wax compound over the spilled oil was sufficient to encapsulate the oil through the water surface. If the layer of oil had been two to three inches thick, the wax compound would have been sprayed under pressure in order to penetrate the oil surface to the oil-water interface.

Competition

We are aware of only one company that currently markets oil spill clean up products utilizing wax as one of its major components. This Company, Universal Remediation, Inc., is currently marketing oil spill bioremediation products based on a modified beeswax powder. This product is intended to be used as a bioremediation agent, to be left on the spilled oil until the spilled oil has been biodegraded by bacteria present in the environment over the course of a few weeks or months. Our planned products differ from the products currently being marketed by Universal Remediation in that our products are intended to be used to immediately remove the spilled oil from the environment, while their products require continued environmental exposure to break down the spilled oil over a period of weeks to months. By facilitating the immediate removal of the oil from the environment, our planned products will decrease the exposure of wildlife and vegetation to the oil. In addition, we believe that our planned products will be more economical. Our planned products utilize a paraffin wax formulation as its major component, the cost of which is significantly less than the cost of beeswax.

In addition, there are a number of existing and established technologies and techniques currently being used to clean oil spills. Some of the techniques currently used in the industry include:

(a)
Mechanical Recovery and Containment: Mechanical recovery and containment techniques utilize floating booms to contain oil spills on water. These booms must be towed by boats or other vessels in an effort to contain the spilled oil. The oil is then collected by skimmers which remove oil and water from the surface or by vacuum hoses which suck the oil and water from the surface. The major limitation of mechanical containment techniques is that they require the coordination of a number of boats and vessels in order to surround and contain the oil spill, which will naturally tend to disperse under the influence of waves and currents. Generally the use of mechanical containment techniques will require extensive logistical support. Further, because the booms must be towed by boats, the ability to use booms in shallow inshore waters is limited. In addition, as the oil weathers and changes viscosity, the pumps and skimmers being used may need to be changed, increasing the costs and time of recovery. Finally, once the oil recovery is completed, the booms, skimmers and vacuums must be cleaned, overhauled and repaired for use on the next oil spill.

(b)	Chemical Dispersants: Dispersion of an oil spill will naturally occur when waves and other turbulence at the water surface causes the oil to break into tiny droplets and disperse into the surrounding water. Chemical solvents in applied dispersants are used to accelerate this process of physical and chemical break down. The dispersants are usually sprayed onto the oil spill using boats or airplanes. The primary disadvantage of chemical dispersants is that they involve the deliberate introduction into the environment of additional chemical pollutants. In open sea waters, the dispersal rate of the chemicals is relatively high and concentrations of the chemicals after introduction are unlikely to be high enough to produce adverse effects. However, on still/calm waters and in shallow shore waters where water exchange is poor, higher concentrations may persist for long periods and may themselves present environmental dangers.

(c)
In Situ Burning: In situ burning involves intentionally setting the oil spill ablaze in order to burn the oil off the surface. Customarily, in situ burning on water involves corralling the oil using booms and setting it ablaze using flares, explosives or lasers. The oil fire then burns until the fuel runs out or conditions favorable to combustion change. Burning can pose a number of logistical problems in addition to the obvious safety concern associated with a large oil fire. Ignition of the oil can be problematic depending upon the amount of dispersal which has occurred and the type of oil spilled. In order to maintain the oil burn, the layer of oil on the surface generally needs to be at least two to three millimeters thick. As a result of naturally occurring dispersion, booms will often need to be used in order to concentrate the oil. In addition, as the more combustible elements of the oil burn off, the cooling effects of the wind and sea may eventually extinguish the fire, leaving a significant quantity of oil unburned. Vast quantities of smoke can also be produced by in situ burning, threatening nearby populations. If it rains during the burning, the smoke can result in oily rain falling as far as 80 kilometers away. Finally, burning can leave a viscous, toxic residue which may sink or otherwise be difficult to recover.

(d)
Sorbents/Tissues: Sorbents or tissues may be used to wipe, absorb or adsorb the oil from the surface of the water or from the land. A variety of natural or synthetic materials may be used as absorbing agents. Each of these materials has a number of advantages and disadvantages. Generally, the size of the crews required to apply traditional sorbents grows exponentially with the size of the oil spill. Also, spent sorbents do not continue to collect much oil and must be disposed of or incinerated at special hazardous materials sites.

Based on our prototype tests and on field tests of the Wax Technology conducted by Mr. Nelson, we believe that our Wax Technology will provide distinct advantages over existing techniques and technologies:

•
The supply costs for the paraffin wax which forms the main ingredient of our Wax Technology are relatively low when compared to the cost of materials and equipment required for existing mechanical techniques and chemical dispersants.

•	Application of our Wax Technology will not depend on water turbulence or water exchange to facilitate clean up of the spilled oil.

•	The solidified wax compound which remains after application of the Wax Technology floats, facilitating easy removal of the residual from calm/still waters.

•	Because the heated wax compound is applied in liquid form, the mobility of the wax allows it to seep into crevices between rocks and machinery, unlike competing sorbent products.

•	Removal of the solidified wax will not require the use of skimmers or vacuums, allowing for easier clean up and post-application removal than existing mechanical techniques.

•	Our Wax Technology does not involve the lingering introduction of residual chemicals into the environment.

•	The spent wax compound can be collected and recycled for use without incineration or other hazardous disposal.

•	Field tests conducted by Mr. Nelson have demonstrated that the wax can be applied by a relatively small team of technicians utilizing mobile spray application equipment.

Although we have used prototype formulations of our Wax Technology in a number of test cases, we have not yet completed commercial development of products based on that technology and those prototypes have only been used in a small number of situations. Further, because our product is relatively novel, our Wax Technology has not yet gained acceptance in the market place. Ultimately, the ability of products based on our Wax Technology to successfully compete on a commercial level with existing remediation techniques will depend on our ability to establish a competitive price for our products and on our ability to demonstrate the efficiency and ease of use of our products and, most importantly, their effectiveness in cleaning oil spills compared to existing techniques.

Current Development Hurdles

Our Wax Technology is likely to be most effective when applied to oil spills located on still water, shoreline and coastal waters as well as on land. Even though our Wax Technology will float, because deep sea waters tend to be more turbulent than coastal and inland waters, collection of the spent wax compound will be more difficult. In addition, turbulent waters will tend to cause the spilled oil to disperse more quickly, which would require the wax compound to be applied over potentially very large areas.

Currently we are still testing various formulations of our Wax Technology. Depending upon the different formulations of paraffin wax and synthetic resins, the effectiveness of the wax compound on cleaning different types of spilled oil/fuels will vary. We hope to finalize our different formulations within the next 6 months. See Part I, Item 2 “Management’s Discussion and Analysis or Plan of Operation.”

In addition to finalizing the different formulations of the Wax Technology that we intend to market, we are currently working to address the following engineering/safety related issues:

(a)
Liquefying the Wax Compound: We are currently working to solve logistical issues related to heating the wax compound from a solid to liquid state and for maintaining the wax in a liquid state. Different logistical problems present themselves when attempting to use the wax compound in a large scale environment (e.g. shoreline clean ups) or small scale environment (e.g. industrial or individual consumer use). In order to use the wax compound in a large scale environment, large but mobile heating units must be used to keep the wax in a liquid state. For consumer use, a method must be devised for consumers to safely and effectively heat the wax compound.

We are currently working with our wax supplier, The International Group Inc., to utilize tanker trucks to ship the liquefied wax to potential oil spill sites. The tankers would be insulated units capable of maintaining the wax in a heated liquid state for extended periods of time. We are also in the preliminary stages of developing a mobile application unit for large scale spills, complete with propane heaters, air compressors, tanks, hoses, temperature controls and applicator nozzles. The unit is being designed to be either self propelled or towed by an All Terrain Vehicle or tractor.

In addition, for smaller industrial site spills and consumer spills, we are working on design prototypes of insulated wax canisters, complete with heat controls and dispensing equipment. As designed, the canisters could be replenished with refill wax cartridges.

(b)
Applying the Wax Compound: We are currently working to design new equipment or reconfigure existing technologies to be used to apply the wax in a timely manner. Effective remediation of oil spills requires the timely application of remediation technologies. To use the technology on large oil spills, we must ensure that the applicator equipment is mobile to ensure a speedy response. We are currently working to develop different types of applicators for use on different types of oil spills. See above.

(c)	Recovery of Wax Compound: We are currently working on methods to improve the efficiency of collecting the spent wax compound. One of the methods that we have developed is the use of a synthetic mesh netting which can be laid down on both land and water prior to application of the wax. Once the applied wax solidifies, the oil, wax and netting can be removed in one clean sweep.

In addition to the above technical development issues, before we are able to market our product, we will need to secure a supplier for our wax compound. See “Manufacturing and Production”, below. Further, we may be required to obtain the approval of various regulatory agencies. See “Government Regulations”, below.

Manufacturing And Production

Once we have completed the development of our anticipated products, we plan to market those products directly to emergency response contractors, insurance companies and other emergency response organizations involved in the clean up and remediation of oil spills. Although we have developed and successfully tested prototypes of our Wax Technology, we are in the process of developing and refining various formulations and have not completed the development of our products for commercial application, nor have we received any revenues to date. We are currently working with The International Group, Inc. (“IGI”), an unrelated independent supplier of paraffin wax, to refine our formulation for various applications. Mr. Nelson has collaborated with IGI for a number of years on different wax related projects. Based on Mr. Nelson’s long-standing personal relationship with IGI, they have verbally agreed to assist us and to provide us with limited supplies of paraffin wax formulated according to Mr. Nelson’s specifications during the prototype refinement process free of charge. IGI has also verbally agreed to provide us with bench scale quantities of paraffin wax and quantities for small field trials free of charge while we are still in the development stage of our business.

Although IGI has verbally agreed to provide us with small amounts of paraffin wax during the development stage of our business, we do not have a formal agreement with IGI. As such, IGI may, at their discretion, cease to supply us with paraffin wax. Further, there is no assurance that we will be able to reach a formal agreement with IGI in the future. If IGI were to cease supplying us with our wax needs during the refinement process, or if we are unable to negotiate a formal supply agreement with IGI once the refinement process is complete, our ability to complete our plan of operation and continue our planned business will be adversely affected.

Once we have completed the development of our commercial products, we intend to enter into a formal agreement with IGI for the manufacture and supply of our wax compound. There are a number of suppliers who provide paraffin wax in raw form, however, there are a limited number of suppliers willing and able to supply specialized wax composites. We have not yet entered into a formal agreement with IGI for the manufacture and supply of wax products and there is no assurance that we will be able to reach such an agreement with them in the future. If we are unable to reach an agreement with IGI for the manufacture and supply of our products, we will have to seek alternative suppliers, which may have a materially adverse effect on our business.

We are also working with a number of suppliers to produce “mini-kits” of our wax products to be used by consumers. The kits would be targeted to allow everyday consumers to use our products to clean minor oil spills. We plan to introduce these kits as part of our product introduction strategy and intend to sell them directly to consumers either online or by telephone. We will also provide consumers with after-sales services and support.

Marketing And Sales Plan

We have not yet completed the development of our products for commercial application and have not received any revenues or sales of our products to date. Once we have completed the refinement and development of our products for commercial sale, we expect to focus our marketing and sales efforts on markets within the United States and Canada, especially in industrialized areas vulnerable to, and with a history of, spill occurrences.

It is expected that we will concentrate our marketing and sales efforts directly at approved emergency response contractors, insurance companies and other organizations involved in the control and remediation of oil spills. We also intend to license our products to global sales agents who will assist us in marketing our products worldwide.

WASTEWATER TREATMENT PRODUCTS

In addition to pursuing the development and marketing of the Wax Technology, as part of our long-term business plan, we are also exploring opportunities in wastewater treatment solutions. We intend to provide process design solutions and to supply equipment for ultraviolet disinfection, membrane filtration and sequencing batch reactor wastewater treatment systems. Although we will explore opportunities in this area if they present themselves, because of our limited financial resources, we do not expect to actively pursue opportunities in this area in the near term as we intend to focus our available resources on developing and marketing the Wax Technology. See Part I, Item 2 “Management’s Discussion and Analysis or Plan of Operation.”

Through Paul Daly, our founder and our President, Secretary and Treasurer, we have over 20 years of experience in providing environmental and wastewater solutions. Currently, because of our limited capital resources and because we are not actively pursuing opportunities in this area at this time, Dr. C.C. Shen, an expert in wastewater treatment design, has agreed to provide technical advice to us free of charge in order to assist us evaluate prospective wastewater treatment technologies. Dr. Shen has not provided us with any significant consulting services to date. If we decide to pursue opportunities in wastewater treatment, of which there is no assurance, and we determine that we require extensive technical studies or engineering work to be performed, we will seek to enter into a formal consultancy agreement with Dr. Shen. It is expected that Mr. Daly and Dr. Shen’s experience will form the foundation of this planned business. See Part I, Item 5 “Directors and Executive Officers, Promoters and Control Persons.” In addition to our plans to provide process design services, we intend to seek opportunities to:

(a)	obtain exclusive rights to supply proprietary ultraviolet disinfection, membrane filtration and sequencing batch reactor equipment; or

(b)	obtain rights to act as suppliers for manufacturers of such equipment.

Currently we do not have any contracts to act as a dealer for manufacturers of ultraviolet disinfection, membrane filtration or sequencing batch reactor equipment and there is no assurance that we will be able to obtain such contracts in the future.

PATENTS AND TRADEMARKS

The inventor of the Wax Technology, Mr. Nelson, registered a patent application with the Canadian Intellectual Property Office (the “CIPO”) under the application number CA2314066 on July 17, 2000. In order to keep our patent application current, we are required to pay annual maintenance fees to the CIPO. In order to be granted a final patent from the CIPO, we are required to request that the CIPO conduct an examination of our application within five years from the date the application was filed. If we fail to file a request for examination within that timeframe, our application will be abandoned. It is our intent to file a request for examination before this occurs.

Upon making a formal request that the CIPO conduct an examination of our patent application, the CIPO will assess our patent application to determine whether the Wax Technology satisfies the requirements for the granting of a patent under Canadian laws. If the CIPO examiner determines that our patent application meets the applicable requirements, a final patent will be granted. If the CIPO examiner determines that our patent application does not meet the requirements for the grant of a patent, we may make amendments to our patent application or appeal the examiners decision to the Patent Appeal Board. Even if we do amend our patent application or appeal a decision of the examiner to reject our application, there is no assurance that our amended application or our appeal will be successful. If the CIPO does ultimately grant us a patent for the Wax Technology, of which there is no assurance, our Wax Technology will be protected under

Canadian patent laws for a period of 20 years from the date of the initial application. If we obtain a patent from the CIPO, our patent protection will extend only within Canada. In order to obtain patent protection in other jurisdictions, we will be required to apply for patents in those jurisdictions.

In order to obtain patent protection in the United States, we intend to file an international patent application with the CIPO under the Patent Cooperation Treaty (the “PCT”). The filing of an international patent application with the CIPO under the PCT will have the same effect as if a patent application were filed in the individual member countries to the PCT that we indicate on the application. The procedure for obtaining a patent under the PCT is essentially a two phase process. During the “International Phase,” the application is filed and processed by the receiving office (in this case, the CIPO) which then conducts an international search and provides a written opinion regarding the application. This report is then provided to the national patent offices of the countries listed in the application. During the “National Phase,” the individual national patent offices assess the application and determine whether or not to grant the patent. By filing a patent application under the PCT, we would obtain priority in our patent application filing from the date the international application is made.

If we are successful in obtaining a patent for our Wax Technology, of which there is no assurance, we believe that the patent will provide protection for:

•	the particular type of wax to be used;
•	the particular type of resins to be used;
•	the ratio of resins to wax; and
•	the temperature to which the wax and resin mixture is heated prior to application.

As discussed above, our patent protection will extend only to those jurisdictions from which we are able to obtain a grant of patent for our Wax Technology.

GOVERNMENT REGULATIONS

Because our Wax Technology is a chemically inert product and does not involve the lingering introduction of residual chemicals into the environment, we believe that it will be unnecessary for us to obtain prior approval from Canadian and U.S. environmental regulatory agencies to use our planned products to clean oil spills on land. However, we may be required to obtain the prior approval of federal regulatory agencies such as Environment Canada and the U.S. Environmental Protection Agency (the “EPA”) or state or local agencies before our planned products can be used to treat oil spills on inland or coastal waters. We may incur material costs or liabilities in obtaining such approvals and/or complying with applicable laws and regulations. Furthermore, our potential customers may be required to comply with numerous laws and regulations when engaging in environmental remediation activities.

We do not anticipate any material costs associated with complying with local, state or federal environmental laws in the production of our anticipated products as we intend to contract out the manufacturing of our anticipated wax products.

Environment Canada Approval Requirements

In Canada, where an oil spill will potentially affect inland or coastal waters subject to the Canadian Fisheries Act, permission must be obtained from the regional office of Environment Canada to use oil spill treatment agents or products. Permission is granted by Environment Canada on a case by case basis, but is not required for oil spills not affecting waters subject to the Fisheries Act. In order for remediation personnel to obtain permission to use our planned products, those products must be submitted to the Environmental Technology Centre of Environment Canada (the “ETC”) for testing and approval. Although we have not yet submitted our products to the ETC for testing, we have made initial contact with the ETC with respect to obtaining their approval for our planned products. In our discussions with the ETC, they have expressed concerns with regards to the use of the Wax Technology on fast moving waters, the Wax Technology’s absorption rate and on the recoverability of the spent wax. However, the ETC’s comments are based on a twenty year old, early prototype of the Wax Technology that Mr. Nelson had demonstrated for Environment

Canada in the 1970’s. We are working to address those concerns in our current development activities, including increasing the absorption capacity of the wax compound and the use of a synthetic mesh netting to remove the spent solidified wax. See “Product Development and Planned Wax Applications” and “Current Development Hurdles,” above. Further, we intend to restrict marketing for the use of our product to calm/still waters and shoreline clean ups where we believe use of the Wax Technology will be most beneficial. Subject to our ability to obtain additional financing, of which there is no assurance, and once we have completed the development of our planned products, we hope to make a formal submission to the ETC for their approval.

U.S. Environmental Protection Agency Approval Requirements

In the United States, federal authorization is required to use a product on a specific oil spill incident only where the oil spill has the potential to affect U.S. navigable waters, as defined by Section 300.5 of the National Oil and Hazardous Substances Pollution Contingency Plan (“NCP”) Regulations. Where the oil spill does not have the potential to affect U.S. navigable waters, federal authorization is not required, although individual state and local governments may impose their own authorization requirements.

Where an oil spill does have the potential to affect U.S. navigable waters, a regional response team (“RRT”) consisting of representatives of a number of federal and state agencies, including a representative of the EPA, will have jurisdiction over the clean up of the oil spill. If the product to be used in the clean up of the oil spill is a chemical or biological agent, as defined by Section 300.5 of the NCP Regulations, the product must be listed on the NCP Product Schedule and incident specific RRT member approval is required to use the product. The EPA is responsible for determining whether a product must be listed on the NCP Product Schedule. Because our Wax Technology is a chemically inert product used to remove the spilled oil, we believe that our planned products will be classified as a sorbent under the NCP Regulations and will not require listing on the NCP Product Schedule and will thus not require approval prior to their use on specific spill incidents. However, in order to confirm the status of our planned products, once we have completed the development of our products and subject to our obtaining additional financing, of which there is no assurance, we intend to submit our products to the EPA to confirm that those products meet the definition of a sorbent under the NCP Regulations.

EMPLOYEES

We currently have only one full-time employee, our founder, sole director and President, Secretary and Treasurer, Paul G. Daly. However, we have retained the services of two consultants whose services are crucial to our future success, the inventor of the Wax Technology, William Nelson and Dr. C.C. Shen, an expert in wastewater treatment systems. See Part I, Item 5 “Directors and Executive Officers, Promoters and Control Persons.”

ADDITIONAL INFORMATION

Once our Registration Statement is effective, we will be subject to the Exchange Act requirements to file reports, proxy statements, and other information with the SEC regarding our business, financial condition, and other matters pursuant to and in accordance with the Exchange Act. You may read and copy the reports, proxy statements, and other information filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference facilities. The reports, proxy statements, and other information filed with the SEC are also available to the public on the SEC’s website at www.sec.gov. All inquiries regarding us should be addressed to our principal executive offices located at 20 Lyall Avenue, Toronto, Ontario, Canada M4E 1V9.

We do not intend to deliver copies of our annual report or other periodic filings with the SEC to our stockholders unless we receive a specific request for such materials.

ITEM 2.           MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

We anticipate spending approximately $750,000 over the next twelve months in pursuing our plan of operation. This amount is significantly greater than the total amount of financing that we have been able to acquire to date. This anticipated increase in expenditures is attributable to the fact that, subject to our obtaining sufficient financing, of which there is no assurance, we anticipate entering into the production and marketing phases of our business plan within the next twelve months. Our plan of operation for the next twelve months involves the following:

1.
Product Formulation and Testing: We intend to continue to develop, refine and test various formulations of our Wax Technology to develop a number of final products for application on various types of oils and fuels and locations. During this phase of our business plan, we expect that the majority of our activities will involve laboratory research and development and field testing of various formulations. During this stage of our development we will also work to develop application equipment designed to meet the needs of specific customers. We expect to complete this phase of our plan of operation within the next six months. We anticipate spending approximately $75,000 to complete the product formulation and testing phase of our plan of operation.

2.
Product Refinement, Market Development and Regulatory Approvals: Once we have completed the development of our anticipated products, we intend to focus our efforts on developing the market for those products. We will refine our marketing and sales program for each of the products depending upon the results our product development efforts. We expect that this phase of our plan will involve the following:

•
We will analyze our business model based on the anticipated costs of manufacturing our products and will determine the price of our products based upon that analysis and upon our analysis of market demand.

•	We will conduct field tests of our product formulations and applicator equipment in an attempt to further refine prior to marketing.

•
Subject to our obtaining additional financing, of which there is no assurance, we intend to submit our products to Environment Canada and the EPA and other regulatory bodies in an attempt to obtain their approval for our products.

We anticipate that this phase of our business will take approximately six to twelve months to complete and we do not anticipate making any significant sales or generating any significant revenues until this phase of our plan of operation is complete. We anticipate spending approximately $75,000 to complete this phase of our plan of operation.

3.
Production and Manufacturing: Once we have completed the market development stage of our plan, we anticipate that we will begin to produce and manufacture our products. We expect to expend approximately $325,000 over a twelve month period in producing and manufacturing our planned products and the applicator equipment to be used for dispensing those products. Production and manufacturing costs are expected to include the cost of raw materials, including paraffin wax, blending of the wax and other raw materials and packaging.

4.
Marketing: We also anticipate that, once we have completed the market development stage of our plan, we will begin to aggressively market our products. We intend to develop marketing literature, demonstration videos and CD-ROMS, enhance our internet capabilities, visit potential customers and conduct demonstrations and present exhibits at tradeshows. We expect to spend approximately $100,000 on marketing activities over a twelve month period.

In addition, we anticipate spending approximately $75,000 on legal, patent and other professional fees and approximately $100,000 on general administrative expenses and salaries for any sales and/or administrative personnel that we may hire.

Although we will explore opportunities in wastewater treatment as they present themselves, we do not expect to actively pursue opportunities in this area over the next twelve months and we intend to focus our available resources on developing and marketing the Wax Technology.

We expect that the amounts required to complete our plan of operation for the next twelve months will be in excess of our current cash reserves and our anticipated revenues for that period. As of January 31, 2005, the date of our most recently available financial statements, we had cash in the amount of $13,051. We anticipate that our current cash resources will only be sufficient to meet our requirements for the next three months. Further, it is anticipated that our business will not generate any significant revenues over the next twelve months. Accordingly, we will require substantial additional financing within the next three months in order to fund our plan of operation. We anticipate that any additional financing will likely be in the form of equity financing as we do not expect substantial debt financing to be as available at this stage of our business.

Currently, we do not have any financing arrangements in place and there is no assurance that we will be able to achieve sufficient financing required to proceed with our plan of operation. If we do not obtain the necessary financing, then our plan of operation will be scaled back according to the amount of funds available. The inability to raise the necessary financing will severely restrict our ability to complete the product development and market development phases of our plan of operation.

RESULTS OF OPERATIONS

Summary of Results

	Year Ended July 31
			Percentage
	2004	2003	Increase /
			(Decrease)
Revenue	$ Nil	$ Nil	--
Expenses	(78,146)	(5,722)	1,265.7%
Net Loss	$(78,146)	$(5,722)	(1,265.7%)

	Second Quarter Ended January 31			Six Months Ended January 31
			Percentage			Percentage
	2005	2004	Increase /	2005	2004	Increase /
			(Decrease)			(Decrease)
Revenue	$ Nil	$ Nil	--	$ Nil	$ Nil	--

Expenses	(32,144)	Nil	100%	(58,189)	(811)	7,075.0%

Net Loss	$(32,144)	$ Nil	(100%)	$(58,189)	$(811)	(7,075.0%)

Revenue

We have not earned any revenue to date and we do not anticipate earning revenue until we have completed commercial development of products incorporating our Wax Technology. We are presently in the development stage of our business and we can provide no assurance that we will be able to complete commercial development or successfully sell or license products incorporating our Wax Technology once development is complete.

Expenses

	Year Ended July 31
			Percentage
	2004	2003	Increase /
			(Decrease)
Contributed Executive Services	$60,000	$Nil	100%
Office and Miscellaneous	1,013	80	1,166.3%
Professional Fees	14,547	2,942	394.5%
Rent	2,400	2,400	--
Web-Site Development	186	300	(38.0%)
Total Expenses	$78,146	$5,722	1,265.7%

	Second Quarter Ended January 31			Six Months Ended January 31
			Percentage			Percentage
	2005	2004	Increase /	2005	2004	Increase /
			(Decrease)			(Decrease)
Contributed Executive Services	$15,000	$Nil	100%	$30,000	$Nil	100%
Office and Miscellaneous	1,052	Nil	100%	1,412	211	569.2%
Professional Fees	15,492	Nil	100%	25,577	Nil	100%
Rent	600	Nil	100%	1,200	600	100%
Web-Site Development	Nil	Nil	--	Nil	Nil	--
Total Expenses	$32,144	$Nil	100%	$58,189	$811	7,075.0%

Our expenses increased during the fiscal year ended July 31, 2004, and the six month period ended January 31, 2005, over the same periods ended in 2003 and 2004 primarily as a result of increases in our professional fees and the inclusion of contributed executive services as an expense during those periods.

The increases in our professional fees relate primarily to professional fees paid in connection with our acquisition of the Wax Technology from Mr. Nelson, the consulting fee paid to Mr. Nelson under the Technology Agreement and to professional fees paid by us in connection with the preparation and filing of this Registration Statement.

In accordance with SEC Staff Accounting Bulletin Topics 1:B and 5:T, we are required to report all costs of conducting our business. As such, we have recorded as an expense, the fair market value of contributed executive services provided to us at no cost. For the year ended July 31, 2004, we recorded contributed executive services expenses of $60,000 and for the six months ended January 31, 2005, we recorded contributed executive services expenses of $30,000. These services were provided to us without charge and a corresponding increase in additional paid-in capital has been recorded.

Pursuant to our Technology Agreement with Mr. Nelson, Mr. Nelson has agreed to provide us with technical consulting services with respect to the development of the Wax Technology for a minimum of ten business days per month for a period of twelve months, beginning on June 1, 2004. In consideration for these services, we have agreed to pay Mr. Nelson the sum of $1,000 per month.

We do not have a written consultation agreement with Dr. C.C. Shen, our other significant consultant. Dr. Shen has verbally agreed to provide us with technical consulting services on an as needed basis, free of charge. To date Dr. Shen has not provided us with any significant consulting services. See Part I, Item 1 ”Description of Business”. Dr. Shen is a former business associate and co-worker of our sole director and President, Secretary and Treasurer, Paul G. Daly.

LIQUIDITY AND FINANCIAL CONDITION

Working Capital
			Percentage
	At July 31, 2004	At July 31, 2003	Increase / (Decrease)
Current Assets	$36,222	$58,538	(38.1%)
Current Liabilities	(10,030)	(4,200)	138.8%
Working Capital Surplus	$26,192	$54,338	48.2%
(Deficit)

			Percentage
	At January 31, 2005	At July 31, 2004	Increase / (Decrease)
Current Assets	$13,051	$36,222	(64.0%)
Current Liabilities	(15,048)	(10,030)	50.0%
Working Capital Surplus	$(1,997)	$26,192	(107.6%)
(Deficit)

Cash Flows
	Year Ended July 31
	2004	2003
Net Cash used in Operating Activities	$(12,316)	$(5,722)
Net Cash used in Investing Activities	(10,000)	Nil
Net Cash from Financing Activities	Nil	4,900
Net Decrease in Cash During Period	$(22,316)	$(822)

	Six Months Ended January 31
	2005	2004
Net Cash used in Operating Activities	$(23,171)	$(811)
Net Cash used in Investing Activities	Nil	Nil
Net Cash used in Financing Activities	Nil	Nil
Net Decrease in Cash During Period	$(23,171)	$(811)

The decreases in our working capital surplus at July 31, 2004 and January 31, 2005, and the increases in our cash used during the periods ended on those dates, from the comparable periods of the preceding fiscal years are primarily a result of the increase in our professional fees related to the acquisition of the Wax Technology from Mr. Nelson, the consulting fee paid to Mr. Nelson under the Technology Agreement and the professional fees paid in connection with preparing and filing this Registration Statement and from the fact that we had no revenue or sources of financing during the fiscal year ended July 31, 2004 or during the six month period ended January 31, 2005.

We had cash on hand of $36,222 on July 31, 2004. As of January 31, 2005, the date of our most recently available financial statements, we had cash on hand of $13,051. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. From February 28, 2001 to December 31, 2002, we issued a total of 6,094,000 shares of our common stock on a private placement basis for total proceeds of $64,700. The price at which these shares were issued was set based on a determination by the Company’s sole director as to the fair value of those shares. The amounts received were accounted for as contributions to stockholders’ equity and were used by us as general working capital to fund our business development activities. On May 6, 2004, we agreed to issue a total of 150,000 shares of our common stock to William Nelson in partial consideration for his assignment of the Wax Technology to us. See Part II, Item 4 “Recent Sales of Unregistered Securities.” Due to an administrative error, the shares issuable to Mr. Nelson were not actually issued until January 28, 2005. Mr. Nelson has provided us with a written acknowledgement that we are in good standing under the Technology Agreement.

We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation. For these reasons our auditors have stated in their report dated November 10, 2004, that there is substantial doubt that we will be able to continue as a going concern.

We anticipate spending approximately $750,000 over the next twelve months in pursuing our plan of operation. This amount is in excess of our current working capital reserves and we have not earned any revenues to date and do not anticipate earning revenues until we have completed commercial development of our anticipated products. Accordingly, we will require substantial additional financing in order to fund our plan of operation. We anticipate that any additional financing will likely be in the form of equity financing as substantial debt financing will not be as available at this stage of our business.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

CRITICAL ACCOUNTING POLICIES

We have identified certain accounting policies, described below, that are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in the notes to the consolidated financial statements included with this Registration Statement.

Use of Estimates

Our financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in the statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statement of operations.

Contributed Executive Services

Pursuant to SAB topic 1:B(1) and the last paragraph of SAB 5:T, we are required to report all costs of conducting our business. Accordingly, we record the fair value of contributed executive services provided to us at no cost as compensation expense, with a corresponding increase to additional paid-in capital, in the year which the services are provided.

RISKS AND UNCERTAINTIES

Need For Financing

We do not currently have the financial resources to complete our plan of operation for the next twelve months. We anticipate that we will require financing in the amount of $750,000 in order to fund our plan of operation over the next twelve months. We do not have any financing arrangements in place and there is no assurance that we will be able to obtain sufficient financing on terms acceptable to us or at all. If financing is not available or obtainable, our ability to meet our financial obligations and pursue our plan of operation will be substantially limited and investors may lose a substantial portion or all of their investment

Limited Operating History, Risks Of A New Business Venture

We were incorporated on October 24, 2000 and, prior to our acquisition of the Wax Technology, we had been involved primarily in organizational activities and in seeking business opportunities related to environmental technologies and products. We have not earned any revenues to date.

Potential investors should be aware of the difficulties normally encountered by a new enterprise and the high rate of failure of such enterprises. The potential for future success must be considered in light of the problems, expenses, difficulties complications and delays encountered in connection with the development of a business in the area in which we intend to operate and in connection with the formation and commencement of operations of a new business in general. These include, but are not limited to, unanticipated problems relating to research and development programs, marketing, approvals by government agencies, competition and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that our business will prove successful, and there can be no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our Operations Will Be Subject To Extensive Government Regulations

Our operations will be subject to extensive government regulations in the United States, Canada and in other countries in which we may operate. In order to sell our anticipated products, we may be required to obtain a number of regulatory approvals at the federal, state and local level, including the approval of the U.S. Environmental Protection Agency and Environment Canada. We may incur material costs or liabilities in obtaining such approvals and/or complying with applicable laws and regulations. Furthermore, our potential customers may be required to comply with numerous laws and regulations when engaging in environmental remediation activities. There can be no assurance that we will be able to successfully comply with all present or future government regulations. An inability to obtain necessary regulatory approvals or the imposition of onerous conditions on the use of our anticipated products will have a materially adverse effect on us, our business and our financial condition.

Our Business Operations, Assets and Personnel Are Located Outside The United States

Although we are incorporated in the United States, all of our current operating activities are conducted in, and all of our assets and personnel are located in, Canada. As such, investors in our securities may experience difficulty in enforcing judgments or liabilities against the Company or our personnel under United States securities laws.

Our corporate headquarters are located at 20 Lyall Avenue, Toronto, Ontario, Canada, M4E 1V9. As we are a Nevada corporation, we are required to maintain a resident agent in the State of Nevada for the purpose of receiving service of process. Under Section 78.090 of the Nevada Revised Statutes, all legal process and any demand or notice authorized by law to be served upon the Company may be served upon our resident agent in Nevada. Our resident agent for this purpose is Cane & Associates, LLP, located at 3273 East Warm Springs Road, Las Vegas, Nevada, 89120.

As a Nevada corporation, we are subject to the laws of the United States, including the federal securities laws of the United States, and to the jurisdiction of United States courts. As such, investors may bring proceedings against us, and enforce judgments obtained against us, in United States courts.

Generally, original actions to enforce liabilities under United States federal securities laws may not be brought in a Canadian court. Such actions must be brought in a court in the United States with applicable jurisdiction. Persons obtaining judgments against us in United States courts, including judgments obtained under United States federal securities laws, will then be required to bring an application in a Canadian court to enforce such judgments in Canada.

Competition Is Intense And We May Be Unable To Achieve Market Acceptance

The business environment in which we intend to operate is highly competitive. Currently, there exist a number of established methods, products and technologies used to control, clean and remediate oil spills and we expect to experience competition from a number of established companies involved in the environmental remediation industry. Certain of our potential competitors will have greater technical, financial, marketing, sales and other resources than us.

In addition, while the environmental remediation industry is a mature one, there is no established market for products utilizing our Wax Technology. We are unable to provide assurances that our target customers and markets will accept our technologies or will purchase our products and services in sufficient quantities to achieve profitability. If a significant market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses incurred to develop products and we may be unable to meet our operational expenses. Acceptance of our anticipated products by environmental remediation firms and other organizations will depend upon a number of factors, including the cost competitiveness of our products, customer reluctance to try new products or services, regulatory requirements or the emergence of more competitive or effective products.

Rapid Technological Changes In Our Industry Could Make Our Products Obsolete

The environmental technology industry is characterized by rapid technological change and intense competition. New technologies, products and industry standards will develop at a rapid pace which could make our planned products obsolete. Our future success will depend upon our ability to develop and introduce product enhancements to address the needs of customers. Material delays in introducing product enhancements may cause customers to forego purchases of our product and purchase those of competitors.

Asserting And Defending Intellectual Property Rights May Impact The Results Of Our Operations

We have applied for a patent from the CIPO, however we have not received a final grant of patent from the CIPO and there is no assurance that a final patent covering our technology will be granted. Even if we are granted a final patent protecting our technology, the success of our business may depend on our ability to successfully defend our intellectual property rights. Future litigation may have a material impact on our financial condition even if we are successful in developing and marketing products. We may not be successful in defending or asserting our intellectual property rights.

An adverse outcome in any litigation or interference proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. In addition, a finding that any of our intellectual property rights are invalid could allow our competitors to more easily and cost-effectively compete. Thus, an unfavorable outcome in any patent litigation or interference proceeding could have a material adverse effect on our business, financial condition or results of operations.

The cost of any patent litigation or interference proceeding could be substantial. Uncertainties resulting from the initiation and continuation of patent litigation or interference proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and interference proceedings could also absorb significant management time.

Dependence On Key Personnel

Our success will largely depend on the performance of our directors and officers and our key consultants. Our success will also depend on our ability to attract and retain highly skilled technical, research, management, regulatory compliance, sales and marketing personnel. Competition for such personnel is intense. The loss of the services of such personnel or the inability to attract and retain other key personnel could impair the development of our business, operating results and financial condition.

ITEM 3.           DESCRIPTION OF PROPERTY.

We currently do not own any real property. We currently lease an office space located at 20 Lyall Avenue, Toronto, Ontario, Canada M4E 1V9, consisting of approximately 700 square feet at a cost of $200 per month. We also maintain a mailing address at Suite 1202, 1288 Alberni Street, Vancouver, British Columbia, Canada V6E 4N5. We rent this office space from Paul Daly, currently our sole director and our President, Secretary and Treasurer.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT.

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of April 7, 2005 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, (iii) each of our named executive officers; and (iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial	Number of	Percentage of
	Owner	Shares	Common Stock (1)

Directors and Officers
Common Stock	PAUL G. DALY	6,000,000	49.0%
	Director
	President, Secretary and Treasurer
	20 Lyall Avenue
	Toronto, Ontario M4E 1V9

5% Shareholders
	None

(1)	Based on 12,244,000 shares of our common stock issued and outstanding as of April 7, 2005 .

Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 7, 2005 .

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND OFFICERS

The following information sets forth the names of our officers and directors, their present positions with us, and their biographical information.

Name	Age	Office(s) Held
Paul G. Daly	54	Director, President, Secretary and Treasurer

Mr. Paul G. Daly is our founder and our sole director, President, Secretary and Treasurer and has served in those capacities since our incorporation on October 24, 2000. Mr. Daly founded Daly Environmental Consultants ("DEC") in 1992, and continues to operate DEC on a part-time basis. DEC offers economical solutions to environmental problems of industrial and commercial firms and government agencies at federal, provincial/state and local levels. As our President, Secretary and Treasurer, Mr. Daly is required to allocate all business opportunities related to our proposed wax products and our proposed wastewater treatment business to the Company. Any unrelated business opportunities may be pursued by Mr. Daly personally.

Prior to the formation of DEC, Mr. Daly was employed as Marketing Manager (1986-1992) for Deep Shaft Technology Inc. Mr. Daly's responsibilities in this position included contract negotiation, licensee arrangements, management of representative sales persons, and the organization of company participation in trade shows. From 1982 to 1986, Mr. Daly was employed as a Product Supervisor in the explosives division of C-I-L Inc. In addition, Mr. Daly is a member of several environment-related professional associations, including the Water Environment Association (WEF) and the Water Environment Association of Ontario (WEAO). In 1982 Mr. Daly received the CPPA Conference - Douglas Jones Environmental Award for significant contributions to the environment within the pulp and paper industry in Canada. From 1981 to 1992 Mr. Daly authored several papers for technical conferences held in Canada and the United States. Mr. Daly received his Bachelor of Science degree from Laurentian University (Canada) in 1975.

Terms of Office

Our directors are appointed for one year terms to hold office until the next annual general meeting of the holders of the our common stock, as provided by Section 78.330 of the Nevada Revised Statutes, or until his successor is elected and qualified or until he resigns or is removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by our board.

Committees of the Board of Directors

We do not presently have an audit committee, compensation committee, nominating committee, executive committee, stock plan committee or any other committees of our board of directors. As such, Mr. Daly acts in those capacities as our sole director.

Audit Committee Financial Expert

Mr. Daly is our sole director and does not qualify as an “audit committee financial expert.” We believe that the cost related to retaining such a financial expert at this time is prohibitive. Further, because we are in the start-up stage of our business operations, we believe the services of an audit committee financial expert are not warranted at this time.

OTHER SIGNIFICANT EMPLOYEES AND CONSULTANTS

Other than Mr. Daly, we do not currently have any significant employees. However, we have retained the services of two technical consultants who are crucial to our business plan, Dr. C.C. Shen and the inventor of our Wax Technology, William Nelson.

Mr. William Nelson has been retained by us under a twelve month contract to assist us in the commercialization and development of products based on our Wax Technology. Pursuant to our Technology Agreement with Mr. Nelson, Mr. Nelson has agreed to provide these services to us for a period of twelve months, beginning on June 1, 2004. Under the Technology Agreement, we pay to Mr. Nelson consulting fees of $1,000 per month.

Mr. Nelson is an accomplished inventor and is recognized around the world as a leading expert in paraffin waxes. Mr. Nelson has acted as a consultant to several large chemical companies. In the past, Mr. Nelson has assisted aboriginals in British Columbia, Canada prospect for gold using a secret process he developed using black light and assisted in the remediation of Chernobyl by utilizing a technology he invented to seal the nuclear reactor’s stone casing or “sarcophagus” from leaking further radiation.

Dr. C.C. Shen acts as a special advisor to us on technical matters related to product development, operational issues and client development. We currently do not have a written consultation agreement with Dr. Shen. Dr. Shen is a former business associate and co-worker of Paul Daly and is an expert in wastewater treatment design. Because of our limited financial resources and because we are not actively pursuing opportunities in wastewater treatment systems at this time, Dr. Shen has verbally agreed to provide us with technical advice free of charge to assist in our evaluation of prospective wastewater treatment technologies. If we determine that we require extensive technical studies or engineering work to be performed, we will enter into a formal consultancy agreement with Dr. Shen.

Dr. Shen received a Bachelor of Science degree in 1970 from Chung-Yuang College of Science and Engineering in Taiwan, and a PhD in Chemical Engineering from the University of Idaho in 1976. Dr. Shen completed his doctoral thesis conducting research work on deep tank wastewater treatment processes and has spent more than 20 years in the wastewater treatment industry. He has been directly involved in the process design of several industrial and municipal wastewater plants in North America and Asia. In addition to his extensive process design experience, Dr. Shen has participated in the start-up, commissioning, and operations training of over 13 full scale wastewater plants around the world. Dr. Shen was employed by C-I-L Inc. from 1977 to1986, serving in various senior engineering positions within its environmental business, Eco Technology. In 1986 he assumed the position of Engineering Manager with Deep Shaft Technology Inc. where he was involved in the design of wastewater plants. Dr. Shen joined Zeneca Bio Products (now Astra-Zeneca) in 1992 where he worked as a Senior Process Engineer until 1996. Since 1996 Dr. Shen has continued his work in the environmental/engineering field, heading his own consulting firm, Shen and Associates.

ITEM 6.           EXECUTIVE COMPENSATION.

We do not currently have a bonus, profit sharing or deferred compensation plan for the benefit of our employees, officers or directors and we have not had any such plans since our inception. We have not paid any salaries or other compensation to our officers, directors or employees since our inception. However, we have recorded in our financial statements the fair value of executive services provided to us at no cost as contributed executive services. We currently do not have an employment contract with Mr. Daly, our sole director and our President, Secretary and Treasurer.

Stock Option Grants

We did not grant any stock options to the executive officers or directors during our most recently completed fiscal year ended July 31, 2004 and we have not granted any stock options since our inception.

Compensation Arrangements

We do not pay to our directors or officers any salaries or consulting fees. We anticipate that compensation may be paid to our officers in the future. Pursuant to SAB topic 1:B(1) and the last paragraph of SAB 5:T, we are required to report all costs of conducting our business. Accordingly, we record the fair value of contributed executive services provided to us at no cost as compensation expense, with a corresponding increase to additional paid-in capital, in the year which the services are provided.

We currently have an agreement with Mr. Nelson to pay him a consulting fee of $1,000 for a period of twelve months beginning on June 1, 2004. We do currently do not have any other agreements for the compensation of our consultants.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We were incorporated on October 24, 2000 by Paul Daly, currently our sole director and our President, Secretary and Treasurer. As such, Mr. Daly may be considered to be a “promoter” of the Company. On November 13, 2000, we issued to Mr. Daly 6,000,000 shares of our common stock at a price of $0.001 per share for total proceeds of $6,000. We lease our office space located at 20 Lyall Avenue, Toronto, Ontario, Canada from Mr. Daly at a cost of $200 per month.

Except as described above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;

•	Any person proposed as a nominee for election as a director;

•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

•	Any of our promoters; and

•	Any relative or spouse of any of the foregoing persons who has the same house as such person.

ITEM 8.           DESCRIPTION OF SECURITIES.

The following is a description of the material terms of our capital stock. This description does not purport to be a complete description of all of the rights of our stockholders and is subject to and qualified in its entirety by the provisions of our most current Articles of Incorporation and bylaws, which are included as exhibits to this Registration Statement.

Our Articles of Incorporation authorize us to issue 100,000,000 shares of common stock with a par value of $0.001 per share. As of April 7, 2005 , we had a total of 12,244,000 shares of our common stock issued and outstanding.

The holders of our common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of the holders of our common stock, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. Pursuant to the provisions of Section 78.320 of the Nevada Revised Statutes (the “NRS”) and Section 8 of our bylaws, at lease one percent of the outstanding shares of stock entitled to vote must be present, in person or by proxy, at any meeting of the stockholders of the Company in order to constitute a valid quorum for the transaction of business. Actions taken by stockholders at a meeting in which a valid quorum is present are approved if the number of votes cast at the meeting in favor of the action exceeds the number of votes cast in opposition to the action, provided, however, that directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote. Certain fundamental corporate changes such as the liquidation of all of our assets, mergers or amendments to our Articles of Incorporation require the approval of holders of a majority of the outstanding shares entitled to vote. Holders of our common stock do not have any preemptive rights to purchase shares in any future issuances of our common stock or any other securities.

The holders of our common stock are entitled to receive dividends pro rata based on the number of shares held, when and if declared by our Board of Directors, from funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all our assets and funds remaining after the payment of all debts and other liabilities are to be distributed, pro rata, among the holders of our common stock. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Currently there is no established public trading market for our securities. We anticipate applying to have our common stock traded on the over-the-counter bulletin board upon the effectiveness of this registration statement. There is no assurance that a public market for our securities will materialize. See “Penny Stock Rules,” below.

There are no outstanding options or warrants to purchase our common stock and there are no outstanding securities that are convertible into shares of our common stock. On April 7, 2005 , we had 12,244,000 shares of our common stock outstanding, of which 6,094,000 may be sold pursuant to Rule 144(k) of the Securities Act. In addition, subject to the applicable notice and manner of sale restrictions of Rule 144, a further 122,440 shares of our common stock, being one percent of the issued and outstanding common stock, may be sold by Paul Daly, our sole director and our President, Secretary and Treasurer under Rule 144 of the Securities Act. As of April 7, 2005 , there were approximately 103 of holders of our common stock. Currently we are not making any, and have not proposed to make any, public offerings of our common equity and we have made no agreements to register our common equity under the Securities Act for sale by stockholders.

Penny Stock Rules

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and in such form as the Commission shall require by rule or regulation. The broker-dealer also must, prior to effecting any transaction in a penny stock, provide the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt from those rules, the broker-dealer must: (a) make a special written determination that the penny stock is a suitable investment for the purchaser and (b) receive from the purchaser his or her written acknowledgement of receipt of the determination and a written agreement to the transaction.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock and therefore stockholders may have difficulty selling those securities.

Dividends

We have not declared any dividends on our common stock since our inception. There are no dividend restrictions that limit our ability to pay dividends on our common stock in our Articles of Incorporation or bylaws. Chapter 78 of the Nevada Revised Statutes (the “NRS”), does provide certain limitations on our ability to declare dividends. Section 78.288 of Chapter 78 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend:

(a)	we would not be able to pay our debts as they become due in the usual course of business; or

(b)
except as may be allowed by our Articles of Incorporation, our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution.

ITEM 2.           LEGAL PROCEEDINGS.

None.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have completed the following sales of our securities without the registration of those securities under the Securities Act:

On February 28, 2001, we issued a total of 6,000,000 shares of our common stock to a total of 17 unrelated independent private investors at a price of $0.01 per share for aggregate proceeds of $60,000. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On August 15, 2002, we issued a total of 40,000 shares of our common stock to a total of 30 unrelated independent private investors at a price of $0.05 per share for aggregate proceeds of $2,000. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On December 31, 2002, we issued a total of 54,000 shares of our common stock to a total of 54 unrelated independent private investors at a price of $0.05 per share for aggregate proceeds of $2,700. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On May 6, 2004, we agreed to issue a total of 150,000 shares of our common stock to William Nelson as partial consideration for his assignment of the Wax Technology to us. These shares were valued by us at $0.05 per share or $7,500 in the aggregate. These shares have not been issued to date, but it is expected that the shares will be issued to Mr. Nelson based upon the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that Mr. Nelson has represented to us that he is not a “U.S. person” as that term is defined in Regulation S.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws.

Chapter 78 of the NRS pertaining to private corporations, provides that we are required to indemnify our officers and directors to the extent that they are successful in defending any actions or claims brought against them as a result of serving in that position, including criminal, civil, administrative or investigative actions and actions brought by or on behalf of the Company.

Chapter 78 of the NRS further provides that we are permitted to indemnify our officers and directors for criminal, civil, administrative or investigative actions brought against them by third parties and for actions brought by or on behalf of the Company, even if they are unsuccessful in defending that action, if the officer or director:

(a)	is not found liable for a breach of his or her fiduciary duties as an officer or director or to have engaged in intentional misconduct, fraud or a knowing violation of the law; or

(b)
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was lawful.

However, with respect to actions brought by or on behalf of the Company against our officers or directors, we may not indemnify our officers or directors where they are adjudged by a court, after the exhaustion of all appeals, to be liable to us or for amounts paid in settlement to the Company, unless, and only to the extent that, a court determines that the officers or directors are entitled to be indemnified.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by the general corporate laws of Nevada, provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers. Our bylaws further provide that we are not required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under the general corporate laws of Nevada or (iv) such indemnification is required to be made pursuant to our bylaws.

Our bylaws also provide that we are to advance funds to our officers or directors for the payment of expenses incurred in connection with defending a proceeding brought against them in advance of a final disposition of the action, suit or proceeding. However, as a condition of our doing so, the officers or directors to which funds are to be advanced must provide us with undertakings to repay any advanced amounts if it is ultimately determined that they are not entitled to be indemnified for those expenses.

The NRS and our bylaws also allow us to purchase and maintain insurance on behalf of our officers or directors, regardless of whether we have the authority to indemnify them against such liabilities or expenses.

PART F/S

FINANCIAL STATEMENTS

Index to Financial Statements:

1.	Report of Independent Registered Public Accounting Firm;

2.	Audited Financial Statements for the year ended July 31, 2004, including:

	a.	Balance Sheets at July 31, 2004 and July 31, 2003;

	b.	Statements of Operations for the years ended July 31, 2004 and July 31, 2003 and the period from inception on October 24, 2000 to July 31, 2004;

	c.	Statements of Cash Flows for the years ended July 31, 2004 and July 31, 2003 and the period from inception on October 24, 2000 to July 31, 2004;

	d.	Statement of Stockholders’ Equity through July 31, 2004; and

	e.	Notes to Financial Statements.

3.	Unaudited Interim Financial Statements for the period ended January 31, 2004, including:

	a.	Balance Sheet at January 31, 2005;

	b.	Statements of Operations for the six months ended January 31, 2005 and January 31, 2004 and the period from inception on October 24, 2000 to January 31, 2005;

	c.	Statements of Cash Flows for the three months ended January 31, 2005 and January 31, 2004 and the period from inception on October 24, 2000 to January 31, 2005;

	d.	Statement of Stockholders’ Equity through January 31, 2005; and

	e.	Notes to Financial Statements.

Dohan and Company	7700 North Kendall Drive, 200
Certified Public Accountants	Miami, Florida 33156-7564
A Professional Association	Telephone (305) 274-1366
Facsimile (305) 274-1368
E-mail info@uscpa.com
Internet www.uscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Infitech Ventures, Inc. (A Development Stage Company)
Toronto, Ontario

We have audited the accompanying balance sheets of Infitech Ventures, Inc. (A Development Stage Company) as of July 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from inception (October 24, 2000) to July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4, the above referenced financial statements have been restated, to reflect contributed executive services of $60,000 provided to the Company at no cost.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infitech Ventures, Inc. (A Development Stage Company) at July 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended and for the period from inception (October 24, 2000) to July 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a loss of $78,146 for the year ended July 31, 2004 and has an accumulated deficit of $94,508, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dohan and Company, P.A.
Certified Public Accountants

Miami, Florida
November 10, 2004
Except for Note 4, as to which the date is February 8, 2005

INFITECH VENTURES INC.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States Dollars)

July 31, 2004

INFITECH VENTURES INC. (A Development Stage Company) BALANCE SHEETS (Expressed in United States Dollars) July 31, 2004

	2004	2003
	(restated - Note 4)

ASSETS

Current
Cash and cash equivalents	$36,222	$58,538
Deferred tax asset less valuation allowance of $33,078 and $5,727	-	-
Total current assets	36,222	58,538

Patent and intellectual property (Note 5)	17,500	-

Total Assets	$53,722	$58,538

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$5,830	$-
Accounts payable and accrued liabilities - related party	2,400	2,400
Due to related parties (Note 7)	1,800	1,800
Total current liabilities	10,030	4,200

Commitments and Contingencies (Notes 2 and 5)

Stockholders' equity
Common stock
Authorized 100,000,000 shares with par value of $0.001
Issued 12,094,000 shares (2003 - 12,094,000)	12,094	12,094
Additional paid-in capital	118,606	58,606
Obligation to issue shares (Note 5)	7,500	-
Deficit accumulated during the development stage	(94,508)	(16,362)

Total stockholders' equity	43,692	54,338

Total liabilities and stockholders' equity	$53,722	$58,538

History and organization of the Company

See accompanying notes

INFITECH VENTURES INC. (A Development Stage Company) STATEMENTS OF OPERATIONS (Expressed in United States Dollars) July 31, 2004

	Period from
	Inception
	(October 24, 2000)	Year ended
	to July 31, 2004	July 31, 2004	Year ended
	(As restated - Note 4)	(As restated - Note 4)	July 31, 2003

EXPENSES
Contributed executive services	$60,000	$60,000	$-
Office and miscellaneous	1,295	1,013	80
Professional fees	25,527	14,547	2,942
Rent	7,200	2,400	2,400
Web-site development	486	186	300

Loss before income taxes	94,508	78,146	5,722

Provision for income taxes	-	-	-

Net loss	$(94,508)	$(78,146)	$(5,722)

Basic and diluted net loss per share		$(0.01)	$(0.01)

Weighted average number of shares outstanding		12,094,000	12,069,721

See accompanying notes

INFITECH VENTURES INC. (A Development Stage Company) STATEMENTS OF CASH FLOWS (Expressed in United States Dollars)

	Period from
	Inception
	(October 24, 2000)	Year ended
	to July 31, 2004	July 31, 2004	Year ended
	(As restated - Note 4)	(As restated - Note 4)	July 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(94,508)	$(78,146)	$(5,722)
Items not affecting cash:
Contributed executive services	60,000	60,000	-
Changes in liabilities:
Increase in accounts payable and accrued liabilities	5,830	5,830	-
Increase in accounts payable and accrued
liabilities - related party	2,400	-	-
Net cash used in operating activities	(26,278)	(12,316)	(5,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	70,700	-	4,700
Increase in due to related parties	1,800	-	200
Net cash provided by financing activities	72,500		4,900

CASH FLOWS FROM INVESTMENT ACTIVITIES
Acquisition of patent	(10,000)	(10,000)	-
Net cash used in investment activities	(10,000)	(10,000)	-

Change in cash and cash equivalents for the period	36,222	(22,316)	(822)

Cash and cash equivalents, beginning	-	58,538	59,360

Cash and cash equivalents, ending	$36,222.00	$36,222.00	$58,538.00

Cash paid for interest during the year	$-	$-	$-

Cash paid for income taxes during the year	$-	$-	$-

See accompanying notes

INFITECH VENTURES INC. (A Development Stage Company) STATEMENT OF STOCKHOLDERS' EQUITY (Expressed in United States Dollars)

					Deficit
					Accumulated
			Additional		During the
			Paid in		Development
	Common Shares		Capital	Obligation	Stage	Total
			(As restated	to Issue	(As restated	(As restated
	Number	Amount	- Note 4)	Shares	- Note 4)	- Note 4)

Balance, October 24, 2000 (date of inception)	-	$-	$-	$-	$-	$-

Common stock issued for cash at $0.001
per share, November 13, 2000	6,000,000	6,000	-	-	-	6,000
Common stock issued for cash at $0.01
per share, February 28, 2001	6,000,000	6,000	54,000	-	-	60,000
Net loss	-	-	-	-	(6,995)	(6,995)

Balance, July 31, 2001	12,000,000	12,000	54,000	-	(6,995)	59,005

Net loss	-	-	-	-	(3,645)	(3,645)

Balance, July 31, 2002	12,000,000	12,000	54,000	-	(10,640)	55,360

Common stock issued for cash at $0.05
per share, August 15, 2002	40,000	40	1,960	-	-	2,000
Common stock issued for cash at $0.05
per share, December 31, 2002	54,000	54	2,646	-	-	2,700
Net loss	-	-	-	-	(5,722)	(5,722)

Balance, July 31, 2003	12,094,000	12,094	58,606	-	(16,362)	54,338

Contributed executive services	-	-	60,000	-	-	60,000
Obligation to issue shares for patent	-	-	-	7,500	-	7,500
Net loss	-	-	-	-	(78,146)	(78,146)

Balance, July 31, 2004	12,094,000	$12,094	$118,606	$7,500	$(94,508)	$43,692

See accompanying notes

INFITECH VENTURES INC. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States Dollars) July 31, 2004

1.	HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on October 24, 2000, under the Laws of the State of Nevada. The Company intends to develop and market a wax technology relating to the process of solidifying and removing spilled oil on land and water. The Company is considered to be a development stage company, as it has not generated revenues from operations.

All amounts are stated in United State dollars unless otherwise noted.

2.	GOING CONCERN

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of common stock. Continued operations of the Company are dependant on the Company’s ability to complete equity financings or generate profitable operations in the future. Management’s plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2004	2003
	(restated - Note 4)
Deficit accumulated during the developmental stage	$(94,508)	$(16,362)
Working capital	$26,192	$54,338

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:

Use of estimates

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in the statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statement of operations.

INFITECH VENTURES INC. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States Dollars) July 31, 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At July 31, 2004 and 2003, cash and cash equivalents consisted of cash held at banks and cash held in trust by the Company’s lawyer.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicatures as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of an asset, an impairment loss will be recognized.

Web-site development costs

Web-site development costs are expensed as incurred.

Contributed executive services

Pursuant to SAB topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business. Accordingly, the Company records the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to additional paid-in capital, in the year which the services are provided.

During the year ended July 31, 2004, the Company recorded contributed executive services in the amount of $60,000 (2003 - $ nil).

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefit) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic net loss per share) and potentially dilutive shares of common stock.

INFITECH VENTURES INC. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States Dollars) July 31, 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recent accounting policies

In January 2003, FASB issued Financial Interpretation No.46”Consolidation of a Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. The consolidation requirements for all other types of entities is required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement is not expected to have a material effect on the Company’s financial position or results of operations.

4.	RESTATEMENT

The Company determined that it must amend its accounting treatment with respect to the fair value of contributed executive services provided to the Company at no cost. Accordingly, the Company has recorded additional compensation expense, with a corresponding increase to additional paid-in capital, in the amount of $60,000 for the year ended July 31, 2004. As a result, the Company has restated its previously issued financial statements with respect to the balance sheet at July 31, 2004 and the statements of operations, stockholders’ equity and cash flows for the year ended July 31, 2004.

5.	PATENT AND INTELLECTUAL PROPERTY

Pursuant to an agreement dated May 6, 2004, the Company acquired a patent and intellectual rights to a process to solidify and remove spilled oil on land and water.

In consideration for the sale, assignment and transfer of the technology, the Company agreed to:

	a)	Pay the inventor the sum of $10,000 upon execution of the agreement (paid)

	b)	Issue to the inventor a total of 150,000 shares of common stock upon execution of the agreement valued at $0.05 per share (accrued)

c)
Pay to the inventor a royalty fee in the amount of $0.075 (Cdn $0.10) per pound of the formulation produced by or on behalf of the Company to any subsidiary, affiliate, agent or sub-contractor of the Company as defined in the agreement.

The Company further agreed to pay the inventor approximately $750 (Cdn $1,000) per month as consulting fees for a period of twelve months, commencing May 2004. In connection with the services performed by the inventor, the Company receives a paraffin wax compound from a third party free of charge. The total value of this paraffin wax compound received by the Company to July 31, 2004 was not significant.

INFITECH VENTURES INC. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States Dollars) July 31, 2004

5.	PATENT AND INTELLECTUAL PROPERTY (cont’d)

As the Company’s common stock was not publicly traded at the time of issuance, the Company used the last price at which the Company’s common stock was issued, being $0.05 per share, to determine the approximate current fair value of the 150,000 shares of common stock issued to the inventor.

Further, as the patent application has yet to be formally certified, and therefore does not have an expiry date, no amortization expense has been recorded. Once the patent is approved, the costs of this asset will be amortized over its useful life.

6.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003
	(restated – Note 4)

Net loss	$(78,146)	$(5,722)

Expected income tax recovery	27,351	2,003
Unrecognized current benefit of operating losses	(27,351)	(2,003)

Total income taxes	$-	$-

The Company’s income tax asset is as follows:

	2004	2003
	(restated – Note 4)

Tax benefit of net operating loss carryforward	$33,078	$5,727
Valuation allowance	(33,078)	(5,727)

Net income tax asset	$-	$-

The Company has net operating loss carryforwards of approximately $94,500 available for deduction against future years taxable income. The valuation allowance increased to $33,078 during the period ended July 31, 2004, since the realization of the net operating loss carryforwards are doubtful. It is possible that the Company’s estimate of the valuation allowance will change. The operating loss carryforwards will expire at various times through 2024.

7.	RELATED PARTY TRANSACTIONS

At July 31, 2004, there is $1,800 (2003 - $1,800) payable to directors and shareholders of the Company. The amounts are unsecured, non-interest bearing and are due on demand.

INFITECH VENTURES INC. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States Dollars) July 31, 2004

7.

RELATED PARTY TRANSACTIONS (cont’d)

During the year the Company paid rent of $2,400 (2003 - $2,400) to a director of the Company. Rent is paid on a month to month basis.

These transactions were in the normal course of operations and were measured at the exchange value which represents the amount of consideration established and agreed to by the related party.

8.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and accounts payable and accrued liabilities – related parties and due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

9.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the development of a technology relating to the process of solidifying and removing spilled oil on land and water, primarily in Canada.

INFITECH VENTURES INC.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited)

January 31, 2005

INFITECH VENTURES INC.
(A Development Stage Company)
BALANCE SHEET
(Expressed in United States Dollars)
January 31, 2005
(Unaudited)

ASSETS

Current
Cash and cash equivalents	$13,051
Deferred tax asset less valuation allowance of $53,444	-
Total current assets	13,051

Patent and intellectual property (Note 4)	17,500

Total Assets	$30,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$9,648
Accounts payable and accrued liabilities - related party	3,600
Due to related parties (Note 6)	1,800
Total current liabilities	15,048

Commitments and Contingency ( Notes 2 and 4)

Stockholders' equity
Common stock
Authorized 100,000,000 shares with par value of $0.001
Issued and outstanding 12,244,000 shares	12,244
Additional paid-in capital	155,956
Deficit accumulated during the development stage	(152,697)

Total stockholders' equity	15,503

Total liabilities and stockholders' equity	$30,551

History and organization of the Company

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)

	Period from
	Inception
	(October 24, 2000)	6 months ended	6 months ended	3 months ended	3 months ended
	to January 31, 2005	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004

Expenses
Contributed executive services	$90,000	$30,000	$-	$15,000	$-
Office and miscellaneous	2,707	1,412	211	1,052	-
Professional fees	51,104	25,577	-	15,492	-
Rent	8,400	1,200	600	600	-
Web-site development	486	-	-	-	-

Loss before income taxes	152,697	58,189	811	32,144	-

Provision for income taxes	-	-	-	-	-

Net loss	$(152,697)	$(58,189)	$(811)	$(32,144)	$-

Basic and diluted net loss
per share		$(0.01)	$(0.01)	$(0.01)	$-

Weighted average number of
shares outstanding		12,095,233	12,094,000	12,098,891	12,094,000

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Period from
	Inception
	(October 24, 2000)	6 months ended	6 months ended
	to January 31, 2005	January 31, 2005	January 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(152,697)	$(58,189)	$(811)
Items not affecting cash:
Contributed executive services	90,000	30,000	-
Changes in liabilities:
Increase in accounts payable and accrued liabilities	9,648	3,818	-
Increase in accounts payable and accrued
liabilities - related party	3,600	1,200	-
Net cash used in operating activities	(49,449)	(23,171)	(811)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	70,700	-	-
Increase in due to related parties	1,800	-	-
Net cash provided by financing activities	72,500

CASH FLOWS FROM INVESTMENT ACTIVITIES
Acquisition of patent	(10,000)	-	-
Net cash used in investment activities	(10,000)	-	-

Change in cash and cash equivalents for the period	13,051	(23,171)	(811)

Cash and cash equivalents, beginning	-	36,222	58,538

Cash and cash equivalents, ending	$13,051	$13,051	$57,727

Cash paid for interest during the year	$-	$-	$-

Cash paid for income taxes during the year	$-	$-	$-

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
(Unaudited)

					Deficit
					Accumulated
	Common Shares		Additional	Obligation	During the
			Paid in	to Issue	Development
	Number	Amount	Capital	Shares	Stage	Total

Balance, October 24, 2000 (date of inception)	-	$-	$-	$-	$-	$-

Common stock issued for cash at $0.001
per share, November 13, 2000	6,000,000	6,000	-	-	-	6,000
Common stock issued for cash at $0.01
per share, February 28, 2001	6,000,000	6,000	54,000	-	-	60,000
Net loss	-	-	-	-	(6,995)	(6,995)

Balance, July 31, 2001	12,000,000	12,000	54,000	-	(6,995)	59,005

Net loss	-	-	-	-	(3,645)	(3,645)

Balance, July 31, 2002	12,000,000	12,000	54,000	-	(10,640)	55,360

Common stock issued for cash at $0.05
per share, August 15, 2002	40,000	40	1,960	-	-	2,000
Common stock issued for cash at $0.05
per share, December 31, 2002	54,000	54	2,646	-	-	2,700
Net loss	-	-	-	-	(5,722)	(5,722)

Balance, July 31, 2003	12,094,000	12,094	58,606	-	(16,362)	54,338

Contributed executive services	-	-	60,000	-	-	60,000
Obligation to issue shares for patent	-	-	-	7,500	-	7,500
Net loss	-	-	-	-	(78,146)	(78,146)

Balance, July 31, 2004	12,094,000	12,094	118,606	7,500	(94,508)	43,692

Contributed executive services	-	-	30,000	-	-	30,000
Shares issued for patent	-	150	7,350	(7,500)	-	-
Net loss	-	-	-	-	(58,189)	(58,189)

Balance, January 31, 2005	12,094,000	$12,244	$155,956	$-	$(152,697)	$15,503

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
January 31,2005
(Unaudited )

1.	HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on October 24, 2000 under the Laws of the State of Nevada. The Company intends to develop and market a wax technology relating to the process of solidifying and removing spilled oil on land and water. The Company is considered to be a development stage company as it has not generated revenues from operations.

All amounts are stated in United State dollars unless otherwise noted.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. The accompanying financial statements do not include all information and footnote disclosures required for an annual set of financial statements prepared under United States generally accepted accounting principles. In the opinion of management all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at January 31, 2005 and for all periods presented, have been included. Interim results for the three and six-month periods ended January 31,2005 are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

2.	GOING CONCERN

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of common stock. Continued operations of the Company are dependant on the Company’s ability to complete equity financings or generate profitable operations in the future. Management’s plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

		January 31,
		2005
Deficit accumulated during the developmental stage		$(152,697)
Working capital	$	(1,997)

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:

Use of estimates

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
January 31, 2005
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in the consolidated statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statement of operations.

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At January 31, 2005, cash and cash equivalents consisted of cash held at banks.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of an asset, an impairment loss will be recognized.

Web-site development costs

Web-site development costs are expensed as incurred.

Contributed executive services

Pursuant to SAB Topic 1:B (1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business. Accordingly, the Company records the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to additional paid-in capital, in the year in which the services are provided.

During the six-month period ended January 31, 2005, the Company recorded contributed executive services in the amount of $30,000 (2004 - $ nil)

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefit) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
January 31, 2005
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic net loss per share) and potentially dilutive shares of common stock.

4.	PATENT AND INTELLECTUAL PROPERTY

Pursuant to an agreement dated May 6, 2004, the Company acquired a patent and intellectual rights to a process to solidify and remove spilled oil on land and water.

In consideration for the sale, assignment and transfer of the technology, the Company agreed to:

	a)	Pay the inventor the sum of $10,000 upon execution of the agreement (paid)

	b)	Issue to the inventor a total of 150,000 shares of common stock upon execution of the agreement (issued)

c)
Pay to the inventor a royalty fee in the amount of $0.075 (Cdn $0.10) per pound of the formulation produced by or on behalf of the Company to any subsidiary, affiliate, agent or sub-contractor of the Company as defined in the agreement.

The Company further agreed to pay the inventor approximately $750 (Cdn $1,000) per month as consulting fees for a period of twelve months, commencing May 2004. In connection with the services provided by the inventor, the Company receives a paraffin wax compound from a third party free of charge. The total value of this paraffin wax compound received by the Company to January 31, 2005 was not significant.

As the Company’s common stock was not publicly traded at the time of issuance, the Company used the last price at which the Company’s common stock was issued, being $0.05 per share, to determine the approximate current fair value of the 150,000 shares of common stock issued to the inventor.

Further, as the patent application has yet to be formally certified, and therefore does not have an expiry date, no amortization expense has been recorded. Once the patent is approved, the costs of this asset will be amortized over its useful life.

5.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

January 31,
2005
Net loss	$(58,189)

Expected income tax recovery	$20,366
Unrecognized current benefit of operating losses	(20,366)

Total income taxes	$-

The Company’s total income tax asset is as follows:
2005
Tax benefit of net operating loss carryforward	$53,444
Valuation allowance	(53,444)
$-

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
January 31, 2005
(Unaudited)

5.	INCOME TAXES (cont’d)

The Company has net operating loss carryforwards of approximately $152,700 available for deduction against future years taxable income. The valuation allowance increased to $53,444 during the period ended January 31, 2005, since the realization of the net operating loss carryforwards are doubtful. It is reasonably possible that the Company’s estimate of the valuation allowance will change. The operating loss carryforwards will expire at various times through 2025.

6.	RELATED PARTY TRANSACTIONS

At January 31, 2005, there is $1,800 payable to directors and shareholders of the Company. The amounts are unsecured, non-interest bearing and are due on demand.

During the six-month period ending January 31, 2005 the Company paid rent of $1,200 (2004 - $600) to a director of the Company. Rent is paid on a month-to-month basis.

These transactions were in the normal course of operations and was measured at the exchange value which represents the amount of consideration established and agreed to by the related party.

7.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and accounts payable and accrued liabilities – related parties and due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the development of a technology relating to the process of solidifying and removing spilled oil on land and water, primarily in Canada.

PART III

ITEM 1.           INDEX TO EXHIBITS.

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation.(1)

3.2	Bylaws.(1)

4.1	Specimen Common Stock Certificate.(1)

10.1	Technology Transfer Agreement dated May 6, 2004 between William Ernest Nelson and Infitech Ventures Inc.(1)

10.2	Receipt and Acknowledgement of William Ernest Nelson dated February 5, 2005.

99.1	Acknowledgement of Infitech Ventures Inc. (2)

(1)	Filed as an exhibit to our Registration Statement on Form 10-SB filed with the SEC on February 15, 2005.
(2)	Filed as an exhibit to our Amendment No. 1 to our Registration Statement on Form 10-SB filed with the SEC on March 25, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 7, 2005

INFITECH VENTURES INC.

By:	/s/ Paul G. Daly
PAUL G. DALY
President, Secretary and Treasurer